UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934  (Amendment No. 1)*

Westcott Products Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95752H 201

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Thomas J. Howells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 284,200
	10	SHARED DISPOSITIVE POWER 0

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  284,200 shares, 100,000 shares previously owed are in Mr. Howells name and 184,200 are in the name of Clearline Ventures, LLC, of which Mr. Howells is manager.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.37% (1)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)    Based on the 2,500,000 shares of Common Stock of the Issuer outstanding as of February 10, 2014.

HRODEN\1665588.5

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Westcott Products Corporation, a Delaware corporation (the “Issuer”), with its principal executive offices at 8867 South Capella Way, Sandy, Utah 84093.

Item 2.	Identity and Background

(a)  This Schedule 13D is filed by Thomas J. Howells.

(b)  The principal business address of Mr. Howells is 4685 South Highland Drive, Suite 202, Salt Lake City, Utah 84117.

(c)  The principal business of Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation that provides financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, Utah 84117.

(d) During the last five years, Mr. Howells has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Howells is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Howells subscribed to purchase 184,200 shares at $0.01 per share for $1,842 cash.

Item 4.	Purpose of Transaction

Mr. Howells acquired 184,200 shares of the Company for $1,842 cash on February 10, 2014.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, Mr. Howells beneficially owns 284,200 shares (approximately 11.37%) of the Company’s common stock.  Mr. Howells owned 100,000 shares prior to the purchase of 184,200 for cash.  The 184,200 shares are in the name of Clearline Ventures, LLC, of which Mr. Howells is manager.

(b)  Number of shares as to which such person has :

Sole power to vote or to direct vote:  284,200 shares.

Shared power to vote or to direct the vote:  0.

Sole power to dispose or to direct the disposition of : 284,200

Shared power to dispose or to direct the disposition of: 0.

(c)  None.

(d)  None; not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014	/s/ Thomas J. Howells
Thomas J. Howells